First Quarter
Ended December 31, 2006



WIRELESS 2 TECHNOLOGIES INC

WIRELESS2 Technologies Inc.
Consolidated Balance Sheets (Unaudited)
Expressed in Canadian Dollars

	December 31 2006 $	September 30 2006 $
ASSETS		
Current		
Cash	**1,763,444**	1,287,801
Accounts and holdback receivable	**856,445**	1,010,166
Receivable from On Guard Plus Limited	**10,151**	471,651
Inventory	**420,130**	341,074
Prepaids	**48,349**	51,224
	3,098,519	3,161,916
Property and equipment	**24,744**	25,428
Other assets	**147,642**	145,757
	3,270,905	3,333,101
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**383,153**	314,180
Customer deposits	**15,281**	9,940
Loans and notes payable (Note 5)	**19,389**	129,059
	417,823	453,179
SHAREHOLDERS' EQUIITY		
Share capital	**14,500,112**	14,500,112
Contributed surplus	**401,309**	401,309
Cumulative translation adjustment	**(206,782)**	(225,585)
Deficit	**(11,841,557)**	(11,795,914)
	2,853,082	2,879,922
	3,270,905	3,333,101

See accompanying notes to consolidated financial statements

On behalf of the Board

Director

Director

WIRELESS2 Technologies Inc.
Consolidated Statements of Operations (Unaudited)
Periods Ended December 31
Expressed in Canadian Dollars

	FIRST QUARTER	
	2006	2005
	$	$
Revenues	**689,074**	509,061
Cost of sales	**427,968**	318,405
Gross Profit	**261,106**	190,656
Sales and marketing	**136,788**	126,089
General and administration	**105,547**	67,336
Research and development	**60,945**	29,111
Financing charges	**8,858**	7,951
Depreciation and amortization	**4,408**	4,779
Foreign exchange (gain) loss	**(9,797)**	4,227
	306,749	239,493
Net loss from continuing operations	**(45,643)**	(48,837)
Loss from discontinued operations	**-**	(193,617)
Net Loss	**(45,643)**	(242,454)
Loss per share from continuing operations		
Basic and diluted	**($0.00)**	($0.00)
Loss per share from discontinued operations		
Basic and diluted	**($0.00)**	($0.01)
Net Loss per share		
Basic and diluted	**($0.00)**	($0.01)
Weighted average number of shares		
Basic and diluted	**18,812,213**	18,812,213

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit (Unaudited)
Periods Ended December 31
Expressed in Canadian Dollars

	2006	2005
	$	$
Deficit, Beginning of period	**(11,795,914)**	(13,275,371)
Net loss	**(45,643)**	(242,454)
Deficit, End of period	**(11,841,557)**	(13,517,825)

See accompanying notes to consolidated financial statements

Wireless2 Technologies Inc.
Consolidated Statements of Cash Flows (Unaudited)
Periods Ended December 31
Expressed in Canadian Dollars

	FIRST QUARTER	
	2006	2005
	$	$
OPERATING ACTIVITIES		
Net loss	**(45,643)**	(48,837)
Items not involving cash:		
Depreciation and amortization	**4,408**	4,779
Exchange adjustment	**17,263**	6,330
Other	**-**	(1,400)
Non-cash working capital changes	**613,355**	12,998
Cash flows of continuing operations	**589,383**	(26,130)
Cash flows of discontinued operations	**-**	(94,257)
	589,383	(120,387)
INVESTING ACTIVITIES		
Property and equipment acquisitions	**(2,183)**	-
Other assets additions	**(1,885)**	(1,910)
Assets held for resale	**-**	(24,295)
	(4,068)	(26,205)
FINANCING ACTIVITIES		
Repayment of loans payable	**(109,671)**	(21,000)
Net increase (decrease) in cash	**475,644**	(167,592)
Cash, beginning of period	**1,287,801**	1,338,582
Cash, end of period	**1,763,444**	1,170,990
Supplementary Cash Flow Disclosure		
Interest Paid	**8,858**	67,731
Income taxes paid	**400**	-

See accompanying notes to consolidated financial statements

Expressed in Canadian Dollars

1. NATURE OF OPERATIONS

Wireless2 Technologies Inc. (the "Company") continues to seek new ventures which will provide growth opportunities and shareholder value. On September 15, 2006, the Company sold its Corrections Division (electronic curfew monitoring) (See Note 4 of the 2006 Annual Report). The Company's subsidiary Tactical Technologies Inc. continues to design and sell sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. CHANGE OF NAME

The Company changed its name from Strategic Technologies Inc. to Wireless2 Technologies Inc. in October, 2006.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2006 as set out in the Company's Annual Report.

4. SEGMENTED INFORMATION

Commencing in fiscal 2007, the Company operates in two segments, Law Enforcement and Head Office. In fiscal 2006, the Company operated in one segment, being Law Enforcement. Consequently, comparative figures for Head Office are not available.

	FIRST QUARTER	
	2006	2005
	$	$
Revenues – Head Office	**9,779**	
Revenues – Law Enforcement	**679,294**	509,057
Net Income (Loss) – Head Office	**(28,850)**	
Net Income (Loss) – Law Enforcement	**(16,793)**	(48,836)
Capital Expenditures – Head Office	**2,183**	
Capital Expenditures – Law Enforcement	**-**	-

5. LOANS AND NOTES PAYABLE

	2006	2005
	$	$
Western Economic Diversification Fund Loan, bearing interest at Bank of Canada prime lending rate plus 3%, due May, 2006	-	33,506
Loan Payable, non interest bearing, due March 3, 2005	9,695	179,695
4% Notes Payable, due March 3, 2005	9,694	179,695
	19,389	392,896

6. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

Management Discussion & Analysis
as at February 14, 2007

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in the 2006 Annual Report.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties.. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management in the 2006 Annual Report. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional information relating to the Company is filed on SEDAR at www.sedar.com

The attached financial statements have not been reviewed by the Company's auditors.

General Overview
Strategic Technologies Inc. changed its name to Wireless2 Technologies Inc. in October, 2006. Wireless2 Technologies Inc. is incorporated under the laws of British Columbia. The Company's core businesses were the manufacture and sale or rental of electronic curfew monitoring systems used in the Corrections marketplace and the manufacture and sale sophisticated surveillance equipment to the Law Enforcement Community. In September, 2006, the Company sold its Corrections Division, including its subsidiary, On Guard Plus Limited. Its wholly owned subsidiary, Tactical Technologies Inc., has manufacturing facilities in Folsom, Pennsylvania. Tactical supplies tracking and intelligence gathering support technology used in government covert operations in the fields of surveillance and officer safety to law enforcement agencies.

The consolidated financial statements include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies, Inc.

Revenues include the gross amount billed to customers for sales of products and related services. It also includes interest earned on funds on deposit. Cost of sales includes direct expenses related to the manufacture of products.

Results of Operations
The consolidated financial statements for the three months ended December 31, 2006 include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies Inc. The Company derives the majority of its revenues in United States dollars.

Consolidated revenues for the first quarter ended December 31, 2006 were $689,074 compared to $509,061 for the same period last year, an increase of 26% and $180,013. Total gross profit for the first quarter was 38% of revenues and $261,106 compared to 32% and $190,656 in the prior year. The increase in gross profit is attributable to the increased sales volumes against which overheads may be absorbed and from the product mix of sales.

Expenses increased $67,256 or 28% to $306,749 from $239,493 in 2005. Of this amount, $38,548 relates to head office expenses in 2006. These expenses are included in discontinued operations in 2005. Research and development expense increased $31,834 compared to 2005 as the Company expanded its research and development personnel related to its Law Enforcement Division.

The net loss for the first quarter was $45,643 and $0.00 per share, a decrease of $196,811 from the loss of $242,454 and $0.01 per share for the comparative period. The decreased loss is mainly attributable to the loss from discontinued operations.

Tactical Technologies Inc., the law enforcement division, had sales of $679,294 compared to $509,061 in the prior year. Tactical had a loss of $16,793 compared to a loss of $48,837 in the 2006 first quarter. Tactical ended the first quarter with an order backlog for equipment of approximately $1,200,000 which is comparable to the backlog 12 months previous.

Quarterly Results	1st Qtr 2007	4th Qtr 2006	3rd Qtr 2006	2nd Qtr 2006
	$	$	$	$
Revenues	689,074	1,393,460	879,642	1,181,941
Income (loss) before other income items	(45,643)	2,570,428	(491,642)	(341,023)
Net income (loss)	(45,643)	2,570,428	(491,642)	(341,023)
Net income (loss) per share – Basic and diluted	(0.00)	0.14	(0.03)	(0.02)

Quarterly Results	1st Qtr 2006	4th Qtr 2005	3rd Qtr 2005	2nd Qtr 2005
	$	$	$	$
Revenues	1,011,377	1,537,554	1,546,803	1,180,756
Income (loss) before other income items	(242,454)	(808,050)	(352,598)	(709,278)
Net income (loss)	(242,454)	76,349	(345,164)	(701,510)
Net income (loss) per share – Basic and diluted	(0.01)	0.01	(0.02)	(0.04)

The fluctuation in revenues is mainly attributable to the level of sales to Sentinel Offender Services LLP under a supply agreement. The fourth quarter of fiscal 2005 and 2006 reflect the net effect of the sale of assets. A significant proportion of the Company's revenues and expenses are generated in US dollars. Revenues and expenses for 2005 and 2006 were reduced as the average exchange rate fell from 1.33 in 2004 to 1.22 in 2005 and 1.14 in 2006. The exchange rate for the first quarter of 2007 averaged 1.14.

Liquidity
Working capital at December 31, 2006 was $2,680,696, a decrease of $28,038 from September 30, 2006.

Operating activities generated cash of $589,383 compared to using cash of $120,387 in 2006. The collection of the majority of the receivable from On Guard Plus limited and accounts receivable generated $615,221 while increased inventory used cash of $79,056. Investments in new equipment and assets used cash of $4,068 compared to $26,205 in 2006. The Company repaid loans payable of $109,671 in the current period compared to repayments of $21,000 in the prior year.

Capital Resources
At December 31, 2006, the Company had working capital of $2,680,696 as compared to $2,708,734 at September 30, 2006. The Company has no long term debt and had 18,812,212 common shares issued and outstanding at December 31, 2006.

The Company had no commitments for material capital expenditures as of December 31, 2006.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated.

The Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

Contractual Obligations	Total	Payments Due by Period Less than 1 year	1-3 years	4 – 5 years	After 5 years
Debentures Payable		-		-	-
Operating Leases		-	-	-	-
Loans Payable	$19,389*	$19,389	-	-	-
Total Contractual Obligations	$19,389	$19,389	-	-	-

*Not including interest payments

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements in place.

Transactions with Related Parties
Management fees of $17,500 (2006 - $76,500) were charged by companies controlled by individuals who are officers or directors of the Company.

Critical Accounting Estimates
The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates, and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and goodwill are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 3 to the consolidated financial statements.

Looking forward
In the past year, the Company made the decision to leave the Corrections marketplace and completed the transaction late in our fiscal year. This decision resulted in the Corrections Division being sold at a profit allowing the Company to repay all its debt. Wireless2 now has a strong financial position to expand Tactical and search for new opportunities in the wireless marketplace. Growth requires change and the changes we have taken are expected to have a positive impact on our growth. We are confident we can achieve our goals because we have the financial resources, the availability of business opportunities, the strategies, the people and the commitment to do everything possible to meet and exceed them. We also have a Board of Directors with the wisdom and experience, as well as a high degree of involvement and independence, to ensure Wireless2 has the necessary guidance to achieve greater success.

Tactical has received some new contracts in our first quarter with the US Federal government agencies and will be delivering them throughout the balance of the year. Tactical expects to achieve positive net earnings for fiscal 2007.

Risk Management
Business risks
Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign exchange risks and inflation
The Company generates the majority of its revenues in U.S. dollars. It records foreign currency denominated working capital items (generally cash, accounts receivable and certain accounts payable) in the financial statements in Canadian dollars based on spot rates for the currency at the end of the reporting period. To date, the Company has not engaged in any currency hedging to minimize the effects of foreign exchange gains or losses. Exchange rate fluctuations are partially offset by a natural hedge in that some of the components it purchases and expenses it incurs and its law enforcement division are denominated in U.S. currencies.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on it.

"Doug H. Blakeway"

President & Chief Executive Officer
February 14, 2007

"Ian M. Brown"

Chief Financial Officer
February 14, 2007

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
Wireless2 Technologies Inc.
Director, Chairman & Chief Executive Officer
Tactical Technologies Inc.

Ian M. Brown
Director, Vice President, Secretary & Chief Financial Officer
Wireless2 Technologies Inc.

Kenneth R. Tolmie*
Director, Chairman, Audit Committee
Wireless2 Technologies Inc.

Robert J. Thomas, Jr.*
Director
Wireless2 Technologies Inc.

Richard B. Snyder
President
Tactical Technologies Inc.

Lynn J. Blakeway
Vice President
Wireless2 Technologies Inc.

*Denotes member of Audit Committee

Corporate Information

Wireless2 Technologies Inc.
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

Website: www.w2tec.com
eMail: wire2tec@gmail.com

Stock Exchange Listing
TSX Venture Exchange Symbol – **WIT**
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages Symbol - **SGTKF**

Wholly-owned subsidiaries
Tactical Technologies Inc. (United States)

Strategic Monitoring Services, Inc. (inactive)

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Auditors: **Deloitte & Touche LLP**

Bankers: **Toronto Dominion Bank**

Common Shares Authorized: Unlimited

Common Shares Issued: 18,812,213
(at February 14, 2007)

END